Filed pursuant to Rule 424(b)(3)

File No. 333-278477 and 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 9 DATED OCTOBER 22, 2024

TO THE PROSPECTUS DATED APRIL 2, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 2, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

•	to disclose that the Company closed a collateralized loan obligation transaction; and

•	to disclose that the Company amended and restated the Senior Secured Facility.

2024 Debt Securitization

On October 9, 2024 (the “Closing Date”), the Company completed a $754,700,000 term debt securitization (the “2024 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by a subsidiary of the Company, which is consolidated by the Company and subject to the Company’s overall asset coverage requirements.

On the Closing Date and in connection with the 2024 Debt Securitization, ADS CLO 1 LLC (the “CLO Issuer”), an indirect, wholly-owned, consolidated subsidiary of the Company, entered into a Purchase and Placement Agency Agreement (the “CLO Purchase and Placement Agreement”) with Morgan Stanley & Co. LLC, as the initial purchaser and placement agent (the “Initial Purchaser”), and Apollo Global Securities, LLC, as co-placement agent, pursuant to which the CLO Issuer agreed to sell certain of the notes to the Initial Purchaser to be issued as part of the 2024 Debt Securitization pursuant to an indenture by and between the CLO Issuer and Deutsche Bank National Trust Company, as trustee (the “CLO Indenture”).

The notes offered in the 2024 Debt Securitization consist of $450,000,000 of AAA(sf)/Aaa(sf) Class A-1 Senior Secured Floating Rate Notes due 2036, which bear interest at the three-month secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus 1.35% (the “Class A-1 Notes”); $30,000,000 of AA(sf) Class A-2 Senior Secured Floating Rate Notes due 2036, which bear interest at the three-month SOFR plus 1.80% (the “Class A-2 Notes”); $112,500,000 of A(sf) Class B Senior Secured Deferrable Floating Rate Notes due 2036, which bear interest at the three-month SOFR plus 2.15% (the “Class B Notes”); $45,000,000 of BBB-(sf) Class C Senior Secured Deferrable Floating Rate Notes due 2036, which bear interest at the three-month SOFR plus 3.35% (the “Class C Notes” and together with the Class A-1 Notes, the Class A-2 Notes and the Class B Notes, the “Secured Notes”). Additionally, on the Closing Date, the CLO Issuer will issue $117,200,000 of Subordinated Notes due 2036 (the “Subordinated Notes”), which do not bear interest. The Secured Notes together with the Subordinated Notes are collectively referred to herein as the “Notes”.

The 2024 Debt Securitization is backed by a diversified portfolio of broadly syndicated commercial loans. The Notes are scheduled to mature on October 15, 2036; however, the Notes may be redeemed by the CLO Issuer, at the direction of ADS CLO 1 Depositor LLC (the “CLO Retention Holder”), a wholly-owned, consolidated subsidiary of the Company, as owner of a Majority of the Subordinated Notes, on any business day after October 15, 2026. The CLO Retention Holder acts as retention holder in connection with the 2024 Debt Securitization for the purposes of satisfying certain U.S. regulations requiring sponsors of securitization transactions to retain exposure to the performance of the securitized assets and as such is required to retain a portion of the Subordinated Notes. The Company, through the CLO Retention Holder, has retained 100% of the Class A-2 Notes, the Class B Notes, the Class C Notes and the Subordinated Notes issued in the 2024 Debt Securitization.

The CLO Issuer intends to use the proceeds from the 2024 Debt Securitization to, among other things, purchase certain loans (“Collateral Obligations”) from time to time on and after the Closing Date from the Company pursuant to a master loan sale agreement entered into on the Closing Date (the “Loan Sale Agreement”) among the Company, the CLO Retention Holder and the CLO Issuer. Under the terms of the Loan Sale Agreement that provide for the sale of Collateral Obligations to the CLO Issuer, the Company will transfer to the CLO Retention Holder, and the CLO Retention Holder will transfer to the CLO Issuer, a portion of its ownership interest in the Collateral Obligations securing the 2024 Debt Securitization for the purchase price and other consideration set forth in the Loan Sale Agreement from time to time on and after the Closing Date. Following these transfers, the CLO Issuer, and not the Retention Holder or the Company, will hold all of the ownership interest in such loans and participations. The Company made customary representations, warranties and covenants in the Loan Sale Agreement.

The Secured Notes are the secured obligations of the CLO Issuer, the Subordinated Notes are the unsecured obligations of the CLO Issuer, and the CLO Indenture governing the Notes include customary covenants and events of default. The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Company serves as collateral manager to the CLO Issuer under a collateral management agreement entered into on the Closing Date (the “Collateral Management Agreement”). Pursuant to the Collateral Management Agreement, so long as the Company is the collateral manager, the collateral management fee will equal 0.0% per annum of the fee basis amount.

The above description of the documentation related to the 2024 Debt Securitization and other arrangements entered into on the Closing Date do not purport to be complete and are qualified in their entirety by reference to the underlying agreements, including the CLO Purchase and Placement Agreement, the CLO Indenture, the Collateral Management Agreement and the Loan Sale Agreement, which are attached as exhibits to the registration statement of which this Prospectus is a part.

Senior Secured Facility

On October 17, 2024, the Company amended and extended its senior secured, multi-currency, revolving credit facility (the “Senior Secured Facility”). Lender commitments under the Senior Secured Facility increased from $2.185 billion to $2.740 billion and the Senior Secured Facility’s “accordion” feature that allows the Company to increase the size of the Senior Secured Facility increased from $3.2775 billion to $4.110 billion.

The final maturity date under the Senior Secured Facility was extended by over one year from October 12, 2028 to October 17, 2029. The covenants and representations and warranties the Company is required to comply with were also modified (including, among other things, that the minimum shareholders’ equity test was reset), but the remaining terms and conditions of the Senior Secured Facility remain substantially the same. The Senior Secured Facility continues to include usual and customary events of default for senior secured revolving credit facilities of this type.

Borrowings under the Senior Secured Facility (and the incurrence of certain other permitted debt) continue to be subject to compliance with a Borrowing Base that applies different advance rates to different types of assets in the Company’s portfolio. The advance rate applicable to any specific type of asset in the Company’s portfolio depends on the relevant asset coverage ratio as of the date of determination. Borrowings under the Senior Secured Facility continue to be subject to the leverage restrictions contained in the Investment Company Act of 1940, as amended.

Terms used in the foregoing paragraphs have the meanings set forth in the Senior Secured Facility. The description above is only a summary of the material provisions of the Senior Secured Facility and does not purport to be complete and is qualified in its entirety by reference to the provisions in such Senior Secured Facility, which is attached as an exhibit to the registration statement of which this Prospectus is a part.